January 3, 2011

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:           The National Security Group, Inc
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 26, 2010
File No. 000-18649

Dear Mr. Rosenberg:

Due to time constraints posed by holiday schedules we have been unable to coordinate our response efforts with our external auditors and audit committee.  Consequently, we are currently unable to complete your request for additional information as outlined in your December 15, 2010 comment letter within the 10 business day response window.  We intend to provide our responses on or before January 14, 2011 as agreed upon with Vanessa Robertson, Staff Accountant, via telephone today.

Sincerely,

/s/ Brian R. McLeod

Brian R. McLeod, CPA
Chief Financial Officer

P.O. Box 703 • 661 East Davis Street • Elba, Alabama 36323 • 334.897.2273 • Fax: 334.897.5694 • www.nationalsecuritygroup.com